United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12) *

Methanex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59151K108

(CUSIP Number)

Rupert Krefting

Head of Corporate Finance and Stewardship

M&G Investment Management Limited

10 Fenchurch Avenue

London EC3M 5AG

+44 (0) 207 548 6600

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12 April 2019

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(Dor 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,376,278
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,376,278
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,376,278
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.55%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 59151K108	13D

1.	NAMES OF REPORTING PERSONS I.RS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Global Dividend Fund No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,277,570
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 59151K108	13D

1.	NAMES OF REPORTING PERSONS I.RS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G (Lux) Investment Funds 1 No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,651,033
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 59151K108	13D

This amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D filed on March 24, 2017, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) M&G Investment Management Limited, a company incorporated under the laws of England and Wales (“M&G Investment Management”), (ii) M&G Global Dividend Fund, an Open-Ended Investment Company, with variable capital, incorporated under the laws of England and Wales (“Dividend Fund”), and (iii) M&G (Lux) Investment Funds 1, a Société d’Investissement à Capital Variable, incorporated under the laws of Luxembourg (“Lux Investment Funds”, together with M&G Investment Management and Dividend Fund, the “Reporting Persons”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the “Issuer”). The address of the principal executive offices is:

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

Item 2. Identity and Background.

Not Applicable.

Item 3. Source or Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 12, 2019, the Issuer announced a cooperation agreement with the Reporting Persons pursuant to which the Issuer recommended Paul Dobson for election to the Issuer’s Board of Directors at the annual meeting of the Issuer held on April 25, 2019. The full text of the accompanying press release issued in connection with delivering the notice is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)

M&G Investment Management Limited (MAGIM) beneficially own 13,376,278 shares of Common Stock, which represents approximately 17.55% of 76,196,080 outstanding shares of Common Stock of Methanex, as published by the Issuer on January 29, 2020.

(b)	M&G Investment Management has sole voting and investment discretion with respect to the shares.

(c)	The table below details all transactions since the last 13D filed, on behalf of the Reporting Persons identified above on April 12, 2019, until the date of this filing.

Acquirer/Disposer	Trade Date	Transact ion Type	Amount of Shares	Price Per Share	Where/How Effected
M&G Investment Management Limited	10-May-19	SELL	8,750	$48.30	Internal Transfer

M&G Investment Management Limited	10-May-19	BUY	8,750	$48.30	Internal Transfer
M&G Investment Management Limited	21-Jun-19	SELL	1,795	$46.42	On Market
M&G Investment Management Limited	26-Jun-19	SELL	638	$44.89	On Market
M&G Investment Management Limited	27-Jun-19	BUY	1,417	$45.20	On Market
M&G Investment Management Limited	03-Jul-19	SELL	948	$44.50	On Market
M&G Investment Management Limited	09-Jul-19	SELL	3,532	$43.07	On Market
M&G Investment Management Limited	10-Jul-19	BUY	3,446	$43.18	On Market
M&G Investment Management Limited	02-Aug-19	BUY	33,199	$34.18	On Market
M&G Investment Management Limited	05-Aug-19	BUY	11,594	$32.98	On Market
M&G Investment Management Limited	07-Aug-19	BUY	33,644	$32.57	On Market
M&G Investment Management Limited	15-Aug-19	SELL	172,996	$32.00	On Market
M&G Investment Management Limited	15-Aug-19	SELL	31,004	$32.00	On Market
M&G Investment Management Limited	15-Aug-19	SELL	84,802	$31.98	On Market
M&G Investment Management Limited	15-Aug-19	SELL	15,198	$31.98	On Market
M&G Investment Management Limited	16-Aug-19	SELL	15,047	$32.32	On Market
M&G Investment Management Limited	16-Aug-19	SELL	7,751	$32.29	Internal Transfer
M&G Investment Management Limited	16-Aug-19	BUY	51,000	$32.29	Internal Transfer
M&G Investment Management Limited	16-Aug-19	SELL	43,249	$32.29	Internal Transfer
M&G Investment Management Limited	16-Aug-19	SELL	83,953	$32.32	On Market
M&G Investment Management Limited	28-Aug-19	SELL	8,681	$30.63	On Market
M&G Investment Management Limited	04-Sep-19	BUY	128,000	$32.06	Internal Transfer
M&G Investment Management Limited	04-Sep-19	SELL	210,000	$32.06	Internal Transfer
M&G Investment Management Limited	04-Sep-19	BUY	6,800	$32.32	Internal Transfer

M&G Investment Management Limited	04-Sep-19	BUY	82,000	$32.06	Internal Transfer
M&G Investment Management Limited	04-Sep-19	SELL	6,800	$32.32	Internal Transfer
M&G Investment Management Limited	11-Sep-19	SELL	5,048	$36.68	On Market
M&G Investment Management Limited	04-Oct-19	BUY	205,267	$34.23	Internal Transfer
M&G Investment Management Limited	04-Oct-19	BUY	5,236	$34.23	Internal Transfer
M&G Investment Management Limited	04-Oct-19	BUY	105,000	$34.23	Internal Transfer
M&G Investment Management Limited	04-Oct-19	BUY	4,000	$34.23	Internal Transfer
M&G Investment Management Limited	04-Oct-19	BUY	9,140	$34.23	Internal Transfer
M&G Investment Management Limited	04-Oct-19	SELL	328,643	$34.23	Internal Transfer
M&G Investment Management Limited	21-Oct-19	SELL	2,446	$36.36	On Market
M&G Investment Management Limited	22-Oct-19	SELL	5,156	$35.31	On Market
M&G Investment Management Limited	25-Oct-19	BUY	913	$36.95	On Market
M&G Investment Management Limited	28-Oct-19	SELL	5,126	$38.96	Internal Transfer
M&G Investment Management Limited	28-Oct-19	BUY	5,126	$38.96	Internal Transfer
M&G Investment Management Limited	30-Oct-19	BUY	1,175	$38.22	On Market
M&G Investment Management Limited	05-Nov-19	BUY	5,743	$40.77	Internal Transfer
M&G Investment Management Limited	05-Nov-19	BUY	850	$40.77	Internal Transfer
M&G Investment Management Limited	05-Nov-19	BUY	2,707	$40.77	Internal Transfer
M&G Investment Management Limited	05-Nov-19	SELL	9,300	$40.77	Internal Transfer
M&G Investment Management Limited	25-Nov-19	BUY	14,437	$38.74	On Market
M&G Investment Management Limited	25-Nov-19	BUY	42,485	$38.74	On Market
M&G Investment Management Limited	26-Nov-19	BUY	20,563	$38.18	On Market
M&G Investment Management Limited	26-Nov-19	BUY	60,515	$38.18	On Market

M&G Investment Management Limited	05-Dec-19	SELL	5,154	$34.78	Internal Transfer
M&G Investment Management Limited	05-Dec-19	BUY	5,154	$34.78	Internal Transfer
M&G Investment Management Limited	24-Dec-19	BUY	9,612	$38.80	On Market
M&G Investment Management Limited	24-Dec-19	BUY	1,300	$38.80	On Market
M&G Investment Management Limited	27-Dec-19	BUY	200	$38.80	On Market
M&G Investment Management Limited	08-Jan-20	BUY	44,690	$37.61	On Market
M&G Investment Management Limited	08-Jan-20	BUY	31,270	$37.61	On Market
M&G Investment Management Limited	09-Jan-20	BUY	3,668	$37.97	On Market
M&G Investment Management Limited	09-Jan-20	BUY	5,241	$37.97	On Market
M&G Investment Management Limited	13-Jan-20	SELL	183,108	$39.10	On Market
M&G Investment Management Limited	14-Jan-20	BUY	12,985	$39.76	Internal Transfer
M&G Investment Management Limited	14-Jan-20	SELL	83,866	$39.53	On Market
M&G Investment Management Limited	14-Jan-20	SELL	33,426	$39.76	Internal Transfer
M&G Investment Management Limited	14-Jan-20	BUY	20,441	$39.76	Internal Transfer
M&G Investment Management Limited	31-Jan-20	BUY	7,934	$32.41	On Market
M&G Investment Management Limited	31-Jan-20	BUY	22,918	$32.41	On Market
M&G Investment Management Limited	07-Feb-20	BUY	21,000	$33.00	On Market
M&G Investment Management Limited	07-Feb-20	BUY	14,500	$33.00	On Market
M&G Investment Management Limited	07-Feb-20	BUY	14,500	$33.00	On Market
M&G Investment Management Limited	14-Feb-20	BUY	7,400	$33.69	Internal Transfer
M&G Investment Management Limited	14-Feb-20	BUY	19,740	$33.69	On Market
M&G Investment Management Limited	14-Feb-20	BUY	17,720	$33.69	On Market
M&G Investment Management Limited	14-Feb-20	SELL	7,400	$33.69	Internal Transfer

M&G Investment Management Limited	14-Feb-20	BUY	9,240	$33.69	On Market
M&G Investment Management Limited	18-Feb-20	BUY	17,458	$32.95	On Market
M&G Investment Management Limited	18-Feb-20	BUY	19,448	$32.95	On Market
M&G Investment Management Limited	18-Feb-20	BUY	9,103	$32.95	On Market
M&G Investment Management Limited	19-Feb-20	BUY	12,498	$33.11	On Market
M&G Investment Management Limited	19-Feb-20	BUY	11,219	$33.11	On Market
M&G Investment Management Limited	19-Feb-20	BUY	5,849	$33.11	On Market
M&G Investment Management Limited	20-Feb-20	BUY	13,908	$34.26	On Market
M&G Investment Management Limited	20-Feb-20	BUY	12,484	$34.26	On Market
M&G Investment Management Limited	20-Feb-20	BUY	6,510	$34.26	On Market
M&G Investment Management Limited	21-Feb-20	BUY	16,524	$33.86	On Market
M&G Investment Management Limited	21-Feb-20	BUY	35,305	$33.86	On Market
M&G Investment Management Limited	21-Feb-20	BUY	31,691	$33.86	On Market
M&G Investment Management Limited	24-Feb-20	BUY	12,986	$32.13	On Market
M&G Investment Management Limited	24-Feb-20	BUY	15,046	$32.13	On Market
M&G Investment Management Limited	24-Feb-20	BUY	7,347	$32.13	On Market
M&G Investment Management Limited	25-Feb-20	BUY	19,649	$31.42	On Market
M&G Investment Management Limited	25-Feb-20	BUY	40,240	$31.42	On Market
M&G Investment Management Limited	25-Feb-20	BUY	34,732	$31.42	On Market
M&G Investment Management Limited	26-Feb-20	BUY	63,969	$29.77	On Market
M&G Investment Management Limited	26-Feb-20	BUY	74,111	$29.77	On Market
M&G Investment Management Limited	26-Feb-20	BUY	38,900	$29.77	On Market
M&G Investment Management Limited	27-Feb-20	BUY	33,500	$28.12	On Market

M&G Investment Management Limited	27-Feb-20	BUY	54,000	$28.12	On Market
M&G Investment Management Limited	27-Feb-20	BUY	22,500	$28.12	On Market
M&G Investment Management Limited	28-Feb-20	BUY	27,019	$27.94	On Market
M&G Investment Management Limited	28-Feb-20	BUY	47,341	$27.94	On Market
M&G Investment Management Limited	28-Feb-20	BUY	55,025	$27.94	On Market
M&G Investment Management Limited	02-Mar-20	BUY	522	$28.29	On Market
M&G Investment Management Limited	02-Mar-20	BUY	11,489	$29.28	On Market
M&G Investment Management Limited	02-Mar-20	BUY	1,063	$28.29	On Market
M&G Investment Management Limited	02-Mar-20	BUY	17,914	$29.28	On Market
M&G Investment Management Limited	02-Mar-20	BUY	915	$28.29	On Market
M&G Investment Management Limited	02-Mar-20	BUY	7,242	$29.28	On Market
M&G Investment Management Limited	04-Mar-20	SELL	6,000	$28.70	Internal Transfer
M&G Investment Management Limited	04-Mar-20	BUY	20,400	$28.96	On Market
M&G Investment Management Limited	04-Mar-20	BUY	6,000	$28.70	Internal Transfer
M&G Investment Management Limited	04-Mar-20	BUY	33,600	$28.96	On Market
M&G Investment Management Limited	04-Mar-20	BUY	58,000	$28.96	On Market

(d)

To the best knowledge of the reporting persons, no person other than the reporting persons identified in this Schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.3    Press Release, dated April 12, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2020

M&G Investment Management Limited
By:
Mark Thomas, Head of Regulatory Reporting, M&G

M&G Global Dividend Fund

By:	M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of Regulatory Reporting, M&G

M&G (Lux) Investment Funds 1

By:	M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of Regulatory Reporting, M&G